Exhibit (a)(1)(K)

ARVP II ACQUISITION, L.P.

245 Fischer Avenue, Suite D-1
Costa Mesa, California 92626
Tel. (714) 751-7400

May 17, 2004

Dear American Retirement Villas Properties II Unitholder:

      We would like to inform you that we are increasing the Offer Price to purchase all of your Units by $50 to $350 per Unit in cash, less the amount of any cash distributions made or declared with respect to the units on or after March 24, 2004, in accordance with the terms of the Purchaser’s Offer to Purchase and Consent Solicitation Statement, dated March 24, 2004 (the “Offer to Purchase”).

      We would also like to inform you that we are extending the Expiration Date to 11:59 p.m. Eastern time, on June 4, 2004. If the Offer and Consent Solicitation are further extended, we will issue a press release no later than 9:00 a.m., Eastern time, on the next business day after the day on which the Offer and Consent Solicitation were previously scheduled to expire.

      Unitholders who have already validly tendered their Units by sending us a properly completed Agreement of Assignment and Transfer will receive $350 per Unit in accordance with the Offer to Purchase, unless they validly withdraw their Units. If you have not already tendered your Units and would like to do so, you need to send a properly completed Agreement of Assignment and Transfer to our information agent on or before the Expiration Date as discussed below.

      We are offering to purchase all the Units (other than Units held by ARV Assisted Living, Inc. or its affiliates) for a purchase price of $350 per Unit in cash, less the amount of any cash distributions made or declared with respect to the Units on or after March 24, 2004, in accordance with the terms of the Offer to Purchase. The Consent Solicitation would allow us to effect a merger pursuant to which each Unit (other than Units held by ARV Assisted Living, Inc. or its affiliates) not validly tendered in the Offer or withdrawn would be converted into the right to receive $350, as more fully described in the Offer to Purchase. ARV Assisted Living, Inc., the general partner of the Partnership, directly or indirectly wholly-owns us, and is a wholly-owned subsidiary of Atria Senior Living Group, Inc. ARV Assisted Living, Inc. also owns approximately 52.5% of the limited partnership units of the Partnership.

      The Partnership charges a transfer fee to any purchaser of Units for the transfer of Units. This fee is equal to the lesser of $150 and the Partnership’s actual costs and expenses incurred in connection with such transfer. This fee is intended to compensate the Partnership for the costs and expenses incurred in connection with transferring the Units on the books of the Partnership, and the Partnership believes that these costs and expenses have been in excess of $150. While this fee is customarily imposed upon sellers of Units, we will pay this fee to the Partnership in connection with any transfer of your Units to us in the Offer. Therefore, the Partnership transfer fee will not reduce the Offer Price you will receive if you tender your Units in the Offer.

      Even though we are increasing the Offer Price per Unit from $300 to $350, we, ARV and Atria continue to believe that the $300 per Unit Offer Price is fair to unaffiliated Unitholders. However, we decided to increase the Offer Price to $350 per Unit in order to encourage Unitholders to tender their Units and consent to the Merger Proposal.

      The $350 Offer Price is more than the amount that we and ARV believe might be obtained if the Partnership were to sell its assets and liquidate. The amount that might be available to distribute to Unitholders would vary depending upon the timing of any such sale and distribution, the proceeds realized in connection with a sale of the Partnership’s assets, the liabilities existing at the time and various other factors that are not under the control of ARV or us. Based upon appraisals of the Partnership properties and ARV’s own assessment of the value of the Partnership’s properties and other assets, we and ARV believe that the distributable cash per Unit upon a liquidation would be approximately $262. This amount could be higher or lower depending upon the foregoing and other factors. The Offer Price represents approximately a 33% premium over this amount.

      We have acquired each Special Limited Partner interest for $26,265. This amount was determined by using the methodology described in “SPECIAL FACTORS -Fairness of the Offer and the Merger” in the Offer to Purchase. Because we have increased the Offer Price, we may increase this amount.

      As of May 14, 2004, approximately 5,240 Units, or approximately 31% of all outstanding Units (other than Units held by ARV Assisted Living, Inc. or its affiliates) had been validly tendered and not withdrawn. Approximately 94% of the Unitholders who have voted on the Merger Proposal to date have consented to the terms of the Merger.

      Unitholders who wish to receive the $350 per unit offer price must complete the Agreement of Assignment and Transfer previously sent to Unitholders in accordance with the Offer to Purchase and deliver it to the Purchaser’s information agent to the attention of American Retirement Villas Properties II, c/o ACS Securities Services, Inc., 3988 N. Central Expressway, Building 5, 6th Floor, Dallas, Texas 75204 (Tel. (866) 275-3707) on or before 11:59 p.m., Eastern time, on June 4, 2004, unless the Offer is further extended. Unitholders who wish to consent to the proposal to effect the merger as described in the Offer to Purchase must complete their Consent Forms in accordance with the Offer to Purchase and deliver them to the same address listed above on or before 11:59 p.m. Eastern time, on June 4, 2004, unless the Offer is further extended.

      For your convenience, we enclose an Agreement of Assignment and Transfer that you will need in order to validly tender your Units and a Consent Form that you will need to validly consent to the Merger Proposal. For your convenience, we also enclose a postage-paid return envelope.

      We have also enclosed a Notice of Fairness Hearing to inform you that the fairness hearing originally scheduled to be held on May 19, 2004 regarding the Merger described in the Offer to Purchase has been postponed and is now scheduled to be held on June 9, 2004.

      If you would like us to send you another copy of the Offer to Purchase or any other materials previously sent to you, please let our Information Agent know at the number below and such materials will be delivered to you without charge.

      Unless otherwise defined herein, all capitalized terms used herein shall have the meanings assigned to them in the Offer to Purchase.

      If you have any questions, please call the Information Agent at (866) 275-3707 or Ms. Connie Lester at (714) 435-4338.

Very truly yours,

ARVP II Acquisition, L.P.

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